September 18, 2025

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets

100 F Street, N.E.
Washington, D.C. 20549

Re:	Canary Litecoin ETF
File No. 333-282643

Dear Mr. Brunhofer, Mr. Niethamer, Mr. Stanton and Ms. Berkheimer:

This letter responds to your comments regarding amendment no. 1 to the registration statement filed on Form S-1 for Canary Litecoin ETF (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on January 15, 2025 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – The Trust's Service Providers

The Staff notes your response to prior comment 8 that your revised disclosure is based on preliminary negotiations. Please confirm that you will revise to disclose the term and termination provisions of each material agreement with the Trust's service providers prior to requesting effectiveness.

Response to Comment 1

The Registration Statement has been revised to include accurate summaries of the material agreements entered into by the Sponsor on behalf of the Trust.

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Please call me at (312) 845-3484 or my colleague James Audette at (312) 845-3421 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

	By:	/s/ Morrison C. Warren
Morrison C. Warren

cc: James Audette, Esq., Chapman and Cutler LLP